Exhibit 99.1

ESSA Pharma to Present at Rodman & Renshaw 19th Annual Global Investment Conference

HOUSTON and VANCOUVER, Sept. 1, 2017 /CNW/ - ESSA Pharma Inc. (TSX: EPI, NASDAQ: EPIX) ("ESSA" or the "Company"), a clinical stage company focused on the development of small molecule drugs for the treatment of cancer, today announced that David R. Parkinson, President and Chief Executive Officer, will be presenting at the Rodman & Renshaw 19th Annual Global Investment Conference in New York City on Monday, September 11th, at 4:15 PM Eastern Standard Time at the Lotte New York Palace Hotel.

Dr. Parkinson will provide a corporate overview of the Company's business and will be available for one-on-one meetings from September 10 – 12, 2017.  ESSA's Chief Financial Officer, David S. Wood, and Chief Operating Officer, Peter Virsik, will also be in attendance.

The presentation will be webcast live. To access the webcast, please visit www.wsw.com/webcast/rrshq27/epi/.  The webcast replay will remain available on the Company's website (www.essapharma.com) for 90 days following the live presentation.

Presentation Details :
Event:	Rodman & Renshaw 19th Annual Global Investment Conference
Presentation Date:	Monday, September 11, 2017
Presentation Time:	4:15 PM Eastern Standard Time
Location:	Lotte New York Palace Hotel, New York (Louis Room)
URL:	www.wsw.com/webcast/rrshq27/epi/

ABOUT ESSA PHARMA INC.
ESSA is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castrate resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth. EPI-002, the primary metabolite of EPI-506, prevents AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

ABOUT PROSTATE CANCER
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic crastate resistant prostate cancer ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

FORWARD-LOOKING STATEMENT DISCLAIMER
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "determined", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the future compliance with Nasdaq's minimum bid price requirement including the intentions of the Company in response to the receipt of the Notification Letter. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) the Phase 1 portion of the Phase 1/2 clinical trial proceeding as expected; (iii) obtaining positive results of clinical trials; (iv) obtaining necessary regulatory approvals; and (v) general business, market and economic conditions. Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 14, 2016 under the heading "Risk Factors", a copy of which is available on ESSA's profile at the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962; Peter Virsik, Executive Vice President & Chief Operating Officer, Tel: (832) 831-5958

CO: ESSA Pharma Inc

CNW 07:30e 01-SEP-17